Exhibit 107

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$ 4,152,000.00	0.00009270	$ 384.89
Total Transaction Valuation	$ 4,152,000.00
Total Fees Due for Filing			$ 384.89
Total Fees Previously Paid	—
Total Fee Offsets			—
Net Fee Due			$ 384.89